UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #
I	News Release – IPSCO Revises Earnings Guidance. Company Also Resume Production in Alabama.	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: September 20, 2004

By: s/George Valentine

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary

                                                                                                                                                                     News Release

For Immediate Release

IPSCO REVISES EARNINGS GUIDANCE.

COMPANY ALSO RESUMES PRODUCTION IN ALABAMA.

[Lisle, Illinois] [September 20 , 2004] --

IPSCO Inc. (NYSE/TSX:IPS) announced today it expects third quarter earnings will exceed $2.00 per diluted share, which is above the analyst consensus of $1.43 per share by more than 40%. Favorable results this quarter have been driven by continued strength in the market with strong product demand, resulting in higher margins.

IPSCO’s Steelworks in Mobile, Alabama, was shut down as a precautionary measure and to allow employees and their families to evacuate prior to the landfall of Hurricane Ivan. The facility was safely up and running only three days after the hurricane passed. The manufacturing facility sustained no damage and is operating efficiently. “Our employees in Mobile did an outstanding job of minimizing the effects of Hurricane Ivan,” said David Sutherland, President and Chief Executive Officer. “The plant was well protected and production was returned on a very timely basis through the fortitude and dedication of our employees.”  IPSCO’s employees, as well as logistics in the region, have been affected by the destruction of the storm, which will temporarily slow the shipping of products. The impact of Hurricane Ivan has been factored into the revised estimate for the quarter.

For further information on IPSCO, please visit the company’s web site at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO’s operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by IPSCO; general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO’s regulatory filings with the Canadian securities regulators (at www.sedar.com) and the Securities and Exchange Commission, including those in IPSCO’s Annual Report for 2003, its MD&A, particularly as discussed under the heading “Business Risks and Uncertainties,” its Annual Information Form, and its Form 40-F.

Company Contact:

Vicki Avril

Senior Vice President and Chief Financial Officer

IPSCO

Tel. (6 30 ) 810-4769

Release #04-3 2

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